Exhibit 99.3

TrackPower and eBet Announce Joint Venture Deal on Revised Terms

New York, New York - Wednesday, June 28, 2000, 3:52 PM EDT New York, New York, June 28, 2000 -- TrackPower, Inc. (OTCBB: TPWR) ("TrackPower") today entered into a Heads of Agreement to revise its planned USA race wagering joint venture with eBet Limited (ASX and NZSE: EBT) ("eBet") and Penn National Gaming Inc. ("Penn"). The revised terms create The New TrackPower (The "New TrackPower") under which TrackPower and eBet will consolidate various operations. The agreement follows the expiration of the previously announced joint-venture agreement between TrackPower, eBet and Penn, which the parties have formally terminated.

Under the revised terms:

TrackPower will proceed with the acquisition of eBet's US subsidiary, eBet Racing USA Inc. ("eBet Racing USA"), in exchange for the issuance of 12 million fully paid ordinary shares and 5 million warrants (exercisable at US$1.00) in the capital of TrackPower. Further consideration of US$2,000,000 will be payable in cash or stock at TrackPower's discretion.

eBet will also grant TrackPower an exclusive 10-year license to utilize its interactive wagering technology in Canada for race wagering applications in exchange for 2,000,000 fully paid ordinary shares.

The New TrackPower will contract with eBet for Interactive and web-based development services to a minimum of US$500,000 over the next 12 months. This development will focus on emerging distribution platforms for TrackPower's products such as Palm Pilots, WAP devices and interactive television.

eBet Racing USA (under the ownership of The New TrackPower) will proceed with the establishment of an interactive wagering service for US racing in conjunction with Penn. The establishment of this service, to be known as eBet USA, will be operated under the terms of an agreement between Penn and eBet announced in August 1999. eBet has completed development of its interactive internet and web-TV based interface to Penn's tote and telephone account systems and the service is currently undergoing beta-testing on live wagering. A commercial launch of the service, which will serve as the interactive betting system for the new TrackPower, is imminent. Accordingly, eBet Racing USA will be entitled to receive from Penn a license fee of US$500,000 and ongoing royalty payments of between 2% and 4.75% of all monies wagered via the service.

The parties anticipate the completion of long form documentation, which is subject to due diligence and the obtaining of necessary approvals and contractual consents, by late July 2000.

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The New TrackPower will retain the above mentioned royalty payments, as well as existing revenue sharing arrangements between TrackPower and Penn with respect to all telephone, Internet and other interactive betting turnover generated by it.

The New TrackPower is exploring financial alternatives with a focus on its core business as well as multiple acquisition opportunities. Management expects the financing to be complete this summer. Management is also pursuing a full NASDAQ listing.

Management believes the revised terms will improve the position for existing TrackPower and eBet shareholders, as TrackPower will not be issuing shares or warrants to Penn under the revised terms. Further, the New TrackPower will not be required to pay any ongoing license fees to Penn with respect to its telephone betting operations and Penn will remain responsible for the costs associated those operations.

Commenting on the revised terms, Chief Executive Officer of TrackPower, John G. Simmonds stated, "We believe the revised terms of the agreement create a better structure for shareholders without sacrificing quality and service to the consumer. The financial terms are far less dilutive and our longer term growth prospects are enhanced by lower expenses and most likely, increased cashflow." Simmonds continued, "The combination of these two companies creates an international growth platform that marries broadcast and Internet technologies with the great sport of racing. Assets and management have been acquired rather than built, and in our view customer databases can be maintained or acquired at rates that are far less expensive than our competitors. Ultimately, the shareholders of both companies stand to benefit as we execute our business plan and look at other forms of revenue streams to incorporate into our long term strategy."

Managing Director of eBet, Keith Cullen, added, "The New TrackPower will emerge in an ideal position to build and market a significant, integrated satellite broadcasting and race betting service in the US market as the industry is poised for further consolidation and growth in at-home betting. eBet is delighted with the revised terms of its joint-venture with TrackPower and believes it represents an excellent result for both groups of shareholders."

TrackPower, Inc. currently operates a free, two-channel live horseracing video service that is available in over 500,000 homes throughout the United States on the Dish Network(TM). Viewers of the video service are able to wager on the races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc. TrackPower is available on the Dish Network or by calling 1-800-550-1777.

                              Contact:  J. Graham Simmonds
                                        VP, TrackPower, Inc.
                                        (905) 839-1430 ext. 352

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                         or:            Thomas M. Ryan
                                        Integrated Corporate
                                         Relations
                                        (203) 222-9013


This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.